

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2010

Ernie L. Danner
Chief Executive Officer
Exterran GP LLC
1666 Northchase Drive
Houston, Texas 77060

> **Re: Exterran Partners, L.P.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed February 25, 2010**
> **Forms 10-Q for the fiscal quarters ended March 31, 2010 and**
> **June 30, 2010**
> **Filed May 6, 2010 and August 5, 2010**
> **File No. 001-33078**

Dear Mr. Danner:

We have reviewed your letter dated October 14, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Establishing Competitive Pay Levels, page 63

1. We note your response to comment five from our letter dated September 30, 2010. If the general industry data you receive from Towers Perrin includes the identity of the companies that are part of the database, please identify the component companies. If you do not receive

and do not consider the component companies that make up Towers Perrin's general industry data, please confirm that you will state so in future filings.

<u>Deferred Compensation Plan, page 71</u>

2. We note your response to comment seven from our letter dated September 30, 2010. Please also confirm that you will disclose to the extent applicable the frequency and manner in which the executive officers may change their investments. Please refer to Item 402(i)(3)(iii) of Regulation S-K.

      Please contact Robert Errett Staff Attorney at (202) 551-3225 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

                                Sincerely,

                                H. Christopher Owings
                                Assistant Director